EXHIBIT 12-A




               CHRYSLER FINANCIAL CORPORATION AND SUBSIDIARIES

             COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES





                                                     Six Months Ended
                                                         June 30,
                                                       (Unaudited)
                                                   --------------------
                                                     1995        1994
                                                   --------   ---------
                                                   (dollars in millions)

Net Earnings before cumulative effect
     of changes in accounting principles           $    155   $     91
     Add back:
      Taxes on income                                    81         53
      Fixed charges                                     468        387
                                                   --------   --------

           Earnings available for fixed charges    $    704   $    531
                                                   ========   ========

     Fixed charges:
      Interest expense                             $    460   $    378
      Rent                                                8          9
                                                   --------   --------

           Total fixed charges                     $    468   $    387
                                                   ========   ========

   Ratio of earnings to fixed charges                  1.50       1.37
                                                   ========   ========



The ratios of earnings to fixed charges have been computed by dividing earnings before income taxes and fixed charges by fixed charges. Fixed charges consist of interest, amortization of debt discount and expense, and rentals. Rentals included in fixed charges are the portion of total rent expense representative of the interest factor (deemed to be one-third).